
08002147


SUPPL

ZURICH®

Disclosure of shareholdings by UBS Fund Management in accordance with Swiss Stock Exchange Law

Zurich, April 21, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per April 11, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by UBS Fund Management (Switzerland) AG, P.O. Box, 4002 Basel, Switzerland (UBS Fund Management) on April 17, 2008. According to this notification, UBS Fund Management has fallen below the threshold of 3 percent of voting rights on Zurich with the sale of purchase positions.

Contact details: Dominik Bieri, EUR1 – 3.2315 WNGW-LB6, P.O. Box, 8098 Zurich, phone: +41 (0)44 239 62 08.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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